UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Results of Early Institutional and Classified Investors Tenders in connection with Potential Offerings of Additional Series C Debentures and of a New Series of Convertible Debentures (Series D) in Israel

Ellomay Capital Ltd. (the “Company”), hereby announces that the Company completed the institutional and classified investors tenders (the “Institutional Tenders”), in connection with the offering, in Israel only (the “Offerings”), of additional debentures from the Company’s existing Series C Debentures (the “Series C Debentures”) and of a new series of convertible debentures (Series D) that is expected to be listed for trading on the Tel Aviv Stock Exchange (the “Series D Debentures”).

At the Institutional Tender for the additional Series C Debentures, the bidders submitted early commitments to place orders at the upcoming public tender for an aggregate of 161,569 units, each comprised of NIS 1,000 par value Series C Debentures (the “Series C Units”), of which the Company intends to accept early commitments to order 100,939 Series C Units, at a price per Unit of NIS 1,015 (the “Series C Institutional Tender Price Per Unit”). The Series C Institutional Tender Price Per Unit will be set as the minimum price per Series C Unit in the public tender for the Series C Units that is expected to be carried out by the Company. The early commitments accepted in the Institutional Tender are binding, and in consideration for making the early commitments the institutional and classified investors will receive an early commitment commission of 0.3%.

At the Institutional Tender for the Series D Debentures, the bidders submitted early commitments to place orders at the upcoming public tender for an aggregate of 139,672 units, each comprised of NIS 1,000 par value Series D Debentures (the “Series D Units”), of which the Company intends to accept early commitments to order 60,000 Series D Units, at a price per Unit of NIS 1,010 (the “Series D Institutional Tender Price Per Unit”). The Series D Institutional Tender Price Per Unit will be set as the minimum price per Unit in the public tender for the Series D Units that is expected to be carried out by the Company. The early commitments accepted in the Institutional Tender are binding, and in consideration for making the early commitments the institutional and classified investors will receive an early commitment commission of 0.6%.

The Offerings and the issuance of the securities comprising the Series C Units and the Series D Units are subject, among other things, to the receipt of listing approvals, to the approval of the Company’s Board of Directors and to the completion of a public tender. The date of the public tender, including the final structure of the Offerings, will be published in Israel by the Company in Shelf Offering Reports in Hebrew.

The Offerings described in this report, if made, will be made in Israel only and not to U.S. persons. The securities comprising the Series C Units and the Series D Units, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this report constitutes a public offering or an invitation to purchase the Series C Units, the Series D Units or the securities comprising them.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. Specifically, the forward-looking statements relating to the execution of the Offering and the amount to be raised are subject to uncertainties and assumptions about market conditions, and receipt of required approvals. The actual conditions could lead to materially different outcome than that set forth above. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: February 21, 2021